

March 30, 2012

<u>Via E-mail</u>
Jan E. Chason
Chief Financial Officer
Spring Creek Healthcare Systems, Inc.
4400 Route 9 South, Suite 1000
Freehold, NJ 07728

      Re: **Spring Creek Healthcare Systems, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed April 15, 2011
               File No. 000-53339

Dear Mr. Chason:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel and
               Mining